
June 26, 2018

Phillip Schwartz
Chief Executive Officer
Entera Bio Ltd.
Kiryat Hadassah
Minrav Building - Fifth Floor
Jerusalem 9112002
Israel

> **Re: Entera Bio Ltd.**
> **Amendment No. 6 to Registration Statement on Form F-1**
> **Filed June 25, 2018**
> **File No. 333-221472**

Dear Dr. Schwartz:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Registration Statement on Form F-1 filed June 25, 2018

Exhibits

1.   Please have counsel revise Exhibit 5.2 to delete the assumption in the last paragraph on page 1 that the warrants have been duly authorized, executed and delivered by the company insofar as Israeli law is concerned and the assumptions in the first paragraph on page 2 with respect to the company. It is inappropriate to assume that the company has been duly incorporated and is validly existing under the laws of the jurisdiction of its organization and that it has taken the required steps to authorize entering into the

obligation under the law of the jurisdiction of organization. In addition, it is inappropriate for counsel to assume items (a) through (d) with respect to the company. As counsel did not specifically opine on these matters, the "provided" clause does not appear to have any effect. Alternatively, tell us why these assumptions are necessary and appropriate. Refer to Section II.B.1.e of Staff Legal Bulletin No. 19 for guidance.

 You may contact Franklin Wyman at 202-551-3660 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551- 3625 with any otherquestions.


Division of Corporation Finance
Office of Healthcare & Insurance


cc: Sophia Hudson, Esq.